EXHIBIT 99.1

Press Release Dated March 7, 2013, Suncor Energy to present at the FirstEnergy East Coast Energy Conference

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to present at the FirstEnergy East Coast Energy Conference

Calgary, Alberta (Mar. 7, 2013) – Bart Demosky, chief financial officer, Suncor Energy will present at the FirstEnergy East Coast Energy Conference on Thursday, March 14 at 6:25 a.m. MT (8:25 a.m. ET).

A webcast of the presentation will be available at www.suncor.com/webcasts.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com